Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Northgate Announces Increase in Gold Reserves at its Stawell Gold Mine

     Mine-Life Extended by 1.5 years Until Q4-2011

     VANCOUVER, Sept. 8 /CNW/ - (All figures in US dollars except where noted)
- Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) is pleased to announce that exploration drilling since February 2008 has identified approximately
880,000 tonnes of additional mineral reserves at its Stawell Gold Mine located in Victoria, Australia. These newly defined reserves contain 140,000 ounces of gold and will extend the current mine-life by an additional 18 months until the fourth quarter of 2011.

     <<
                              Reserve Highlights

     -   140,000 ounces of additional gold reserves have been delineated in only five months at a cost of $20/ounce.

     -   Stawell's mine-life has been extended for an additional 18 months until Q4-2011.

     -   The new GG6 reserve zone averages 6.0 g/t gold, which is
         approximately 15% higher than the reserve grade in other areas of the mine.

     -   GG6 remains open to the north, where there is excellent potential to add additional high grade reserves.

     -   High-grade mineralization intersected below GG6 has provided additional exploration targets, which will further enhance the GG6 zone.
     >>

     Ken Stowe, President and Chief Executive Officer, remarked, "At the onset of acquiring the Stawell Gold Mine, Northgate allocated $7 million to fund an aggressive 2008 exploration program, which focused on numerous near mine targets including GG6 and North Magdala. We are pleased to report that after only five months of drilling, we have already added another 18 months of reserves at Stawell, extending the current mine-life to the fourth quarter of
2011. These exploration results confirm what we believed from the very beginning, that there are many more years of life left at the Stawell mine, which has already had a 25-year history of continuous operation with low discovery costs."

     <<
     -------------------------------------------------------------------------

     Overview of Reserve Additions
     >>

     A total of 140,000 ounces of additional gold reserves were delineated in the first half of 2008 at Stawell at a finding cost of approximately $20 per ounce. Reserves were increased in all areas of the mine, through a combination of exploration drilling, resource definition drilling, and grade control drilling. The largest area of reserve addition is the GG6 zone where
61,000 ounces of reserves and 24,000 ounces of inferred resources have thus far been delineated. The basalt contact gold mineralization in GG6 averages
11.0 g/t gold and overall, GG6 reserves average 6.0 g/t gold, which is 15%
greater than the reserve grade in other areas of the mine. All additional ounces have been added to the underground reserves as detailed in Table 1.

     <<
     Table 1 - Summary of Reserve Additions

     -------------------------------------------------------------------------
     Zone                                                       Gold (ounces)
     -------------------------------------------------------------------------
     Magdala                                                        18,000
     C7                                                             10,000
     U3                                                              2,000
     GG1                                                             6,000
     GG3 - Fury                                                      5,000
     GG3 - Rimfire                                                   3,000
     GG5 - Statesman                                                23,000
     GG5 - Open Flank                                                9,000
     GG6                                                            61,000
     GG9                                                             3,000
     -------------------------------------------------------------------------
     Total Proven and Probable                                     140,000
     -------------------------------------------------------------------------

     Mineral reserves and resources at the Stawell Gold Mine at June 30, 2008 are shown in Tables 2 and 3. Northgate will be filing a NI 43-101 Technical
Report on SEDAR at www.sedar.com within the next 45 days describing in detail the reserve additions at the Stawell Gold Mine.

     Table 2 - Mineral Reserves: Stawell Gold Mine

     -------------------------------------------------------------------------
     Mineral Reserves - Underground

     At June 30, 2008                Tonnes (000)   Grade (g/t)  Gold (ounces)
     -------------------------------------------------------------------------
     Proven - Underground                  55           7.16         13,000
     Probable - Underground             1,746           5.33        299,000
                                    ------------------------------------------
     Proven and Probable
      - Underground                     1,801           5.39        312,000
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Mineral Reserves - Surface

     At June 30, 2008                Tonnes (000)   Grade (g/t)  Gold (ounces)
     -------------------------------------------------------------------------
     Probable - Surface                   488           1.68         26,000
                                    ------------------------------------------
     Total Proven and Probable
      Reserves                          2,289           4.59        338,000
     -------------------------------------------------------------------------

     Table 3 - Mineral Resources: Stawell Gold Mine

     -------------------------------------------------------------------------
     Mineral Resources - Indicated

     At June 30, 2008                Tonnes (000)   Grade (g/t)  Gold (ounces)
     -------------------------------------------------------------------------
     Indicated - Underground              293           4.97         47,000
     Indicated - Surface                2,958           2.08        198,000
     -------------------------------------------------------------------------
     Total Indicated Resources          3,251           2.34        245,000
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Mineral Resources - Inferred

     At June 30, 2008                Tonnes (000)   Grade (g/t)  Gold (ounces)
     -------------------------------------------------------------------------
     Inferred - Underground               427           5.29         73,000
     Inferred - Surface                   106           2.44          8,000
     -------------------------------------------------------------------------
     Total Inferred Resources             533           4.72         81,000
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Notes:
     1.  All mineral reserves and mineral resources were estimated in accordance with the JORC Code and have been reconciled to CIM
         Standards as prescribed by National Instrument 43-101.
     2.  Mineral reserves and resources are rounded to 1,000 tonnes,
         0.1 g/t gold and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.
     3.  Mineral reserves and resources were calculated using a gold price of
         A$825/oz at June 30, 2008 and A$750/oz at December 31, 2007.
     >>

     Revised Mine Plan

     The revised mine plan for Stawell extends the life of the mine until the fourth quarter of 2011, adding approximately 126,000 recovered ounces of gold production to the previous plan. Estimated annual production in future years is shown in Table 4. Development towards GG6, which contains 61,000 ounces of reserves and 24,000 ounces of inferred resources, is scheduled to begin in
March 2009.

     <<
     Table 4 - Stawell Gold Mine Production Profile

     -------------------------------------------------------------------------
                                       2008       2009       2010       2011
     -------------------------------------------------------------------------
     Gold Production (ounces)        105,000    103,000    106,000     82,000
     -------------------------------------------------------------------------
     >>

     Continuation of the 2008 Exploration Program

     The purpose of the 2008 exploration program at Stawell is to convert mineral resources into the mineral reserve category and to extend the current mine life. Since Northgate acquired the Stawell Gold Mine in February 2008,
112 drill holes have been completed totalling approximately 19,600 metres.
     The reserve and resource figures included in this news release include assay results for drill holes completed prior to July 1, 2008. Exploration drilling in the GG6 and North Magdala zones is continuing with the aim of defining additional near mine reserve ounces that can be readily accessed and mined.
     Exploration results from the main GG6 reserve zone (Concord block)
indicate that the zone remains open 150 metres along strike to the north
(North Concord block) where there is excellent potential to add additional high grade resources. Similar exploration potential exists in the zones above and below the Concord block as shown in Figure 1. Exploration drilling has also indicated that there is additional potential for resource additions below the Gamay fault where drill holes MD5281 and MD5282 intersected high grade gold mineralization similar to GG6.

     <<
     Figure 1 - GG6 Zone

     www.northgateminerals.com/Theme/Northgate/files/Releases/GG6-Jul08.jpg

     Northgate is continuing to revisit, through geological modeling and resource definition drilling programs, previously-mined areas of mineralization in the upper reaches of the mine, with the goal of finding additional resource and reserve ounces. The main area of interest in this regard is the Magdala zone shown in Figure 2.

     Figure 2 - Stawell Gold Mine Long Section

     www.northgateminerals.com/Theme/Northgate/files/Releases/LS-SGM-Jul08.gif
     >>

     Qualified Persons

     The program design, implementation, quality assurance/quality control and interpretation of the results is under the control of Northgate's geological staff that includes a number of individuals who are qualified persons as defined under NI 43-101. Overall supervision of the program is by Dean
Fredericksen, BSc(Hons), MAusIMM, Principal Consultant, Fredericksen
Geological Solutions Pty. Ltd. on behalf of Northgate Australian Ventures
Corporation Pty. Ltd.

     Note to US Investors:

     The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable
Mineral Reserve" are Canadian mining terms as defined in accordance with NI
43-101 Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM")
Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines
adopted by the CIM Council on August 20, 2000. The terms "Mineral Resource",
"Measured Mineral Resource", "Indicated Mineral Resource", and "Inferred
Mineral Resource" used in this news release are Canadian mining terms as defined in accordance with NI 43-101-Standards of Disclosure for Mineral
Projects under the guidelines set out in the CIM Standards.

     Northgate Minerals Corporation is a mid-tier gold and copper producer with mining operations, development projects and exploration properties in
Canada and Australia. The company is forecasting 385,000 ounces of unhedged gold production in 2008 and is targeting growth through further acquisitions in stable mining jurisdictions around the world. Northgate is listed on the
Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

     Forward-Looking Statements:

     This news release contains certain "forward-looking statements" and
"forward-looking information" under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend,"
"estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein, including any information as to the future activities of and developments related to the business activities of Northgate Minerals Corporation (Northgate) and its
subsidiaries, the market position, and future financial or operating performance of Northgate, are forward-looking and subject to important risk factors and uncertainties, many of which are beyond the corporations' ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; costs of production, capital expenditures, costs and timing of construction and the development of new deposits, success of exploration activities and permitting time lines; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in any of the countries in which either corporation does or may carry out business in the future; risks of sovereign investment; the speculative nature of gold exploration, development and mining, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees;
additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in the section entitled "Risk Factors" in
Northgate's Annual Information Form for the year ended December 31, 2006 or under the heading "Risks and Uncertainties" in Northgate's 2006 annual report, both of which are available on SEDAR at www.sedar.com, and which should be reviewed in conjunction with this document. Accordingly, readers should not place undue reliance on forward-looking statements. Neither corporation undertakes any obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except in each case as required by law.

     %CIK: 0000072931

     /For further information: Ms. Keren R. Yun, Director, Investor Relations,
Tel: (416) 216-2781, Email: ngx(at)northgateminerals.com, Website:
www.northgateminerals.com/
     (NGX. NXG)

CO:  Northgate Minerals Corporation

CNW 16:30e 08-SEP-08